# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DSS, INC., CIK 0000771999
CUSIP: 26253C201
Title of class of securities: Common Stock, par value $0.02 per share
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586
Date of event which requires filing of this statement: 08/28/2025
Amends the filing with accession number 0001641172-25-025258
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04, Suntec Tower, Singapore, Singapore (U0), 038989, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 6,599,380; shared voting power 0; sole dispositive power 6,599,380; shared dispositive power 0; aggregate amount beneficially owned 6,599,380 (68.2% of the class)
  Comment: (1) The beneficial ownership of Heng Fai Ambrose Chan includes 6,599,380 shares of the Issuer's common stock, consisting of (a) 1,002,978 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 1,184,475 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; (d) 2,581,268 shares of common stock and a convertible promissory note in the amount of $500,000 held by Alset Inc. and initially convertible into 581,395 shares of the Issuer's common stock; and (e) 1,068,309 shares of common stock held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 9,092,518 shares of the common stock of the Issuer outstanding as of September 2, 2025.
- Alset Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 4,542,606; shared voting power 0; sole dispositive power 4,542,606; shared dispositive power 0; aggregate amount beneficially owned 4,542,606 (47% of the class)
  Comment: (1) Includes 2,581,268 shares of common stock and a convertible promissory note in the amount of $500,000 held by Alset Inc. and initially convertible into 581,395 shares of the Issuer's common stock; 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; and 1,068,309 shares of common stock held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 9,092,518 shares of the common stock of the Issuer outstanding as of September 2, 2025.
- Global Biomedical Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 311,634; shared voting power 0; sole dispositive power 311,634; shared dispositive power 0; aggregate amount beneficially owned 311,634 (3.4% of the class)
  Comment: Based on 9,092,518 shares of the common stock of the Issuer outstanding as of September 2, 2025.
- Alset International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 1,379,943; shared voting power 0; sole dispositive power 1,379,943; shared dispositive power 0; aggregate amount beneficially owned 1,379,943 (15.2% of the class)
  Comment: Based on 9,092,518 shares of the common stock of the Issuer outstanding as of September 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.02 per share
Name of issuer: DSS, INC.
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Present principal occupation or employment: Chairman and Chief Executive Officer, Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 20, 2025, the Issuer issued a convertible promissory note to Alset Inc. in the amount of $500,000.00. Under the terms of the convertible promissory note, Alset Inc. may convert outstanding principal and interest into shares of the Issuer's common stock at a conversion price of $0.86 per share, or if while the convertible promissory note is outstanding, the Issuer sells or issues any other convertible instruments on terms that differ from the convertible promissory note, the holder may elect to exchange the convertible promissory note for such convertible instrument based on the convertible promissory note's principal balance plus any accrued but unpaid interest.

On August 28, 2025, Mr. Chan sold 130,679 shares of the Issuer's common stock at an average sale price of $1.3475. The shares were sold in multiple trades at prices ranging between $1.23 and $1.565. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 20, 2025, the Issuer issued a convertible promissory note to Alset Inc. in the amount of $500,000.00. Under the terms of the convertible promissory note, Alset Inc. may convert outstanding principal and interest into shares of the Issuer's common stock at a conversion price of $0.86 per share, or if while the convertible promissory note is outstanding, the Issuer sells or issues any other convertible instruments on terms that differ from the convertible promissory note, the holder may elect to exchange the convertible promissory note for such convertible instrument based on the convertible promissory note's principal balance plus any accrued but unpaid interest. This Amendment No. 22 to Schedule 13D/A amends Amendment No. 21, filed with the SEC on August 22, 2025, in order to provide additional clarity to the terms of the convertible promissory note.

On August 28, 2025, Mr. Chan sold 130,679 shares of the Issuer's common stock at an average sale price of $1.3475. The shares were sold in multiple trades at prices ranging between $1.23 and $1.565. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Heng Fai Ambrose Chan: 6,599,380, 68.2% Alset Inc.: 4,542,606, 47.0% Global Biomedical Pte. Ltd.: 311,634, 3.4% Alset International Limited: 1,379,943, 15.2%
Number of shares as to which each person has sole or shared power to vote or dispose: Heng Fai Ambrose Chan: 6,164,664 Alset Inc.: 4,542,606 Global Biomedical Pte. Ltd.: 311,634 Alset International Limited: 1,379,943
Transactions in the class effected during the past sixty days: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (09/02/2025)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset Inc. (09/02/2025)
- Global Biomedical Pte. Ltd.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Director, Global Biomedical Pte. Ltd. (09/02/2025)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset International Limited (09/02/2025)